Dennis Brovarone
Attorney at Law
18 Mountain Laurel Drive
Littleton, CO 80127

March 21, 2005

U.S. Securities and Exchange Commission
Washington, D.C. 20549-0405

Re:	Apolo Gold Inc.

Schedule 14A filed on February 28, 2005 File No. 0-27791

Forms 10-QSB for the quarters ended September 30, 2004 and December 31, 2004 Filed November 12, 2004 and February 11, 2004

Ladies and Gentlemen:

This correspondence has been filed on EDGAR with amendments to the above filings n response to the Staff’s comments of March 16, 2005. Paper copies of the amended Schedule 14A marked to show changes have been sent via Federal Express. The comments have been reproduced for your convenience and our followed by our responses.

Schedule 14A

Proposal 3 – Amend the Articles of Incorporation to authorize a Class of Preferred Stock.

1.	We note your statement that you have no specific plans at this time for any of the actions you discuss for the preferred shares. We note also a recent press release in which you state that you will seek shareholder approval for the creation and issuance of up to 25,000,000 preferred shares to acquire an Absolute Assignment from Balmoral Companies of a 22% interest in an oil property. Would you be able to complete this transaction with the preferred shares you currently have? If not, revise this section to describe your plans for the preferred stock. In this regard, you would be required to include all of the information required by Schedule 14A with respect to the acquisition. Refer to Note A of Schedule 14A.

The proposal has been amended to include a description of the intended use of a 5,000,000 share Series A Preferred Stock for the financing of the acquisition of the 22% interest in the oil property as announced by the press release dated February 14, 2005. Please note that while the press release contained the statement “seek shareholder approval for the creation and issuance of up to 25,000,000 preferred shares”, only the initial 5,000,000 share Series A was and is contemplated for the financing. The proposal has also been revised to include the approval of the declaration of the 5,000,000 share Series A Preferred Stock.

Proposal 4 – Approval of the Apolo Gold., 2005 Director and Officers Stock Option Plan.

2.	Pursuant to Item 10 of Schedule 14A, please provide an equity compensation plan table.

A new section entitled Existing Equity Compensation Plan Information has been added to the proposal and includes an equity compensation plan table updated to the present.

Forms 10-QSB

Controls and Procedures

3.	Please provide the requisite disclosure in each Form 10-QSB cited above required by Items 307 and 308 of Regulation S-B. We note that you include the requisite disclosure in your Form 10-KSB for the year ended June 30, 2004. Also, ensure that you include this disclosure in all applicable future filings.

The two Form 10-QSB’s will be amended to insert the Part I, Item 3. Controls and Procedures sections which were inadvertently omitted from the original filings. All applicable future filings will include the required disclosures.

        Please note that the date of the shareholder meeting has been rescheduled for April 29, 2005 and that a fourth director has been nominated for election.

        Please contact me at the above address, telephone and fax numbers as soon as the staff has reviewed the proposed changes to the Schedule 14A and the amended filings as it is the Company’s hope to file the definitive proxy statement as soon as possible and proceed with printing and mailing by March 25, 2005.

Sincerely, /s/ Dennis Brovarone Dennis Brovarone

cc:  Apolo Gold Inc.